SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For July 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of July 2007, incorporated by reference herein:

Exhibit

99.1 Release dated July 27, 2007, entitled “RESULTS OF GENERAL MEETING AND
        FURTHER CAUTIONARY ANNOUNCEMENT”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: July 27, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)
RESULTS OF GENERAL MEETING AND FURTHER CAUTIONARY

RESULTS OF GENERAL MEETING

Further to the announcements published on SENS on 12 April 2007, 10 May 2007 and 20 June 2007 and the
circular dispatched to shareholders on 20 June 2007 regarding the disposal by Emperor Mines Limited
(“Emperor”), a subsidiary of DRDGOLD, of its indirect 20% interest in the Porgera Joint Venture to a subsidiary of Barrick Gold Corporation (“Barrick”) for a purchase consideration of US$250 million (“the disposal”) and the grant of an option to Barrick or its nominee to subscribe for 153 325 943 shares in
Emperor (“the option”), DRDGOLD shareholders are advised that, at the general meeting of DRDGOLD shareholders held today, all the resolutions relating to the disposal and the grant of the option were passed by the requisite majorities of votes.

The only remaining condition precedent relating to the implementation of the disposal is Emperor shareholder approval, which will be sought at the general meeting of Emperor shareholders, to be held in
Australia on 30 July 2007.

FURTHER CAUTIONARY

Further to the latest cautionary announcement dated 20 June 2007, shareholders are advised that negotiations are still in progress relating to further restructuring of DRDGOLD’s interests which, if successfully concluded, may have a material effect on the price of the company’s ordinary shares. Accordingly, shareholders are advised to continue exercising caution when dealing in the company`s ordinary shares until a full announcement is made.

Randburg
27 July 2007

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